INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

10 CN | 2023 Quarterly Review – Third Quarter

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2023	2022	2023	2022
Revenues (Note 3)	$3,987	$4,513	$12,357	$12,565
Operating expenses
Labor and fringe benefits	773	770	2,332	2,204
Purchased services and material	534	520	1,698	1,615
Fuel	486	649	1,528	1,846
Depreciation and amortization	457	435	1,354	1,278
Equipment rents	89	72	262	254
Casualty and other	131	135	404	440
Total operating expenses	2,470	2,581	7,578	7,637
Operating income	1,517	1,932	4,779	4,928
Interest expense	(185)	(141)	(523)	(395)
Other components of net periodic benefit income (Note 4)	121	125	360	374
Other loss	(2)	(1)	—	(25)
Income before income taxes	1,451	1,915	4,616	4,882
Income tax expense	(343)	(460)	(1,121)	(1,184)
Net income	$1,108	$1,455	$3,495	$3,698
Earnings per share (Note 5)
Basic	$1.69	$2.13	$5.28	$5.36
Diluted	$1.69	$2.13	$5.27	$5.34
Weighted-average number of shares (Note 5)
Basic	654.3	682.3	661.4	690.2
Diluted	655.6	684.3	662.9	692.1
Dividends declared per share	$0.7900	$0.7325	$2.3700	$2.1975
See accompanying Notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Net income	$1,108	$1,455	$3,495	$3,698
Other comprehensive income (loss) (Note 8)
Net gain on foreign currency translation	89	366	2	467
Net change in pension and other postretirement benefit plans (Note 4)	—	40	(2)	149
Derivative instruments (Note 10)	59	(27)	77	(2)
Other comprehensive income before income taxes	148	379	77	614
Income tax recovery (expense)	21	94	(18)	81
Other comprehensive income	169	473	59	695
Comprehensive income	$1,277	$1,928	$3,554	$4,393
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 Quarterly Review – Third Quarter 11

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		September 30	December 31
In millions	As at	2023	2022
Assets
Current assets
Cash and cash equivalents		$491	$328
Restricted cash and cash equivalents (Note 6)		451	506
Accounts receivable		1,284	1,371
Material and supplies		761	692
Other current assets		384	320
Total current assets		3,371	3,217
Properties		44,525	43,537
Operating lease right-of-use assets		432	470
Pension asset		3,350	3,033
Intangible assets, goodwill and other		411	405
Total assets		$52,089	$50,662

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,360	$2,785
Current portion of long-term debt		2,296	1,057
Total current liabilities		4,656	3,842
Deferred income taxes		10,134	9,796
Other liabilities and deferred credits		453	441
Pension and other postretirement benefits		480	486
Long-term debt		16,086	14,372
Operating lease liabilities		309	341
Total liabilities		32,118	29,278
Shareholders' equity
Common shares		3,533	3,613
Common shares in Share Trusts		(143)	(170)
Additional paid-in capital		375	381
Accumulated other comprehensive loss (Note 8)		(1,910)	(1,969)
Retained earnings		18,116	19,529
Total shareholders' equity		19,971	21,384
Total liabilities and shareholders' equity		$52,089	$50,662
See accompanying Notes to Interim Consolidated Financial Statements.

12 CN | 2023 Quarterly Review – Third Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at June 30, 2023	657.5	1.1	$3,573	$(142)	$369	$(2,079)	$18,677	$20,398
Net income							1,108	1,108
Stock options exercised	—		2		—			2
Settlement of equity settled awards	0.1	(0.1)		6	(8)		—	(2)
Stock-based compensation and other					14		—	14
Repurchase of common shares (Note 6)	(7.7)		(42)				(1,154)	(1,196)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive income (Note 8)						169		169
Dividends							(515)	(515)
Balance at September 30, 2023	649.8	1.1	$3,533	$(143)	$375	$(1,910)	$18,116	$19,971

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
Net income							3,495	3,495
Stock options exercised	0.3		38		(5)			33
Settlement of equity settled awards	0.4	(0.4)		48	(65)		(25)	(42)
Stock-based compensation and other					64		(1)	63
Repurchase of common shares (Note 6)	(21.8)		(118)				(3,320)	(3,438)
Share purchases by Share Trusts	(0.1)	0.1		(21)				(21)
Other comprehensive income (Note 8)						59		59
Dividends							(1,562)	(1,562)
Balance at September 30, 2023	649.8	1.1	$3,533	$(143)	$375	$(1,910)	$18,116	$19,971
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 Quarterly Review – Third Quarter 13

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at June 30, 2022	685.5	0.9	$3,660	$(88)	$374	$(2,019)	$19,817	$21,744
Net income							1,455	1,455
Stock options exercised	—		6		(1)			5
Settlement of equity settled awards	—	—		6	(11)		(5)	(10)
Stock-based compensation and other					16		(1)	15
Repurchase of common shares (Note 6)	(7.6)		(41)				(1,137)	(1,178)
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive income (Note 8)						473		473
Dividends							(498)	(498)
Balance at September 30, 2022	677.9	0.9	$3,625	$(88)	$378	$(1,546)	$19,631	$22,000

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2021	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
Net income							3,698	3,698
Stock options exercised	0.4		47		(7)			40
Settlement of equity settled awards	0.3	(0.3)		33	(77)		(23)	(67)
Stock-based compensation and other					65		(2)	63
Repurchase of common shares (Note 6)	(23.6)		(126)				(3,518)	(3,644)
Share purchases by Share Trusts	(0.1)	0.1		(18)				(18)
Other comprehensive income (Note 8)						695		695
Dividends							(1,511)	(1,511)
Balance at September 30, 2022	677.9	0.9	$3,625	$(88)	$378	$(1,546)	$19,631	$22,000
See accompanying Notes to Interim Consolidated Financial Statements.

14 CN | 2023 Quarterly Review – Third Quarter

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Operating activities
Net income	$1,108	$1,455	$3,495	$3,698
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	457	435	1,354	1,278
Pension income and funding	(104)	(91)	(314)	(295)
Deferred income taxes	124	108	303	216
Changes in operating assets and liabilities:
Accounts receivable	(55)	(132)	89	(416)
Material and supplies	8	39	(62)	(93)
Accounts payable and other	(81)	140	(533)	(281)
Other current assets	(6)	58	15	40
Other operating activities, net	61	100	205	248
Net cash provided by operating activities	1,512	2,112	4,552	4,395
Investing activities
Property additions	(917)	(744)	(2,253)	(1,830)
Proceeds from assets held for sale	—	—	—	273
Other investing activities, net	(14)	(12)	(25)	(16)
Net cash used in investing activities	(931)	(756)	(2,278)	(1,573)
Financing activities
Issuance of debt (Note 6)	—	1,899	1,730	1,899
Repayment of debt	(11)	(10)	(238)	(39)
Change in commercial paper, net (Note 6)	1,073	(1,745)	1,312	(39)
Settlement of foreign exchange forward contracts on debt	23	49	21	61
Issuance of common shares for stock options exercised	2	5	33	40
Withholding taxes remitted on the net settlement of equity settled awards (Note 7)	(1)	(3)	(38)	(44)
Repurchase of common shares (Note 6)	(1,194)	(1,157)	(3,399)	(3,587)
Purchase of common shares for settlement of equity settled awards	(1)	(7)	(4)	(23)
Purchase of common shares by Share Trusts	(7)	(6)	(21)	(18)
Dividends paid	(515)	(498)	(1,562)	(1,511)
Net cash used in financing activities	(631)	(1,473)	(2,166)	(3,261)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	2	3	—	4
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(48)	(114)	108	(435)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	990	1,020	834	1,341
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$942	$906	$942	$906
Cash and cash equivalents, end of period	$491	$403	$491	$403
Restricted cash and cash equivalents, end of period	451	503	451	503
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$942	$906	$942	$906
Supplemental cash flow information
Interest paid	$(256)	$(182)	$(622)	$(439)
Income taxes paid	$(279)	$(264)	$(987)	$(954)
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 Quarterly Review – Third Quarter 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
1 – Basis of presentation

In these notes, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2022 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
On March 31, 2023, the Company amended the non-revolving credit facility to transition to Secured Overnight Financing Rates (SOFR) succeeding London Interbank Offered Rates (LIBOR) (see Note 6 – Financing activities). The Company was eligible and has elected to use the optional expedient provided by the ASU which allowed the amendment to be accounted for as a non substantial modification of an existing debt. As a result, the amendment did not have a significant impact to the Company's Interim Consolidated Financial Statements and related disclosures.

Additional information relating to the facilitation of the effects of reference rate reform on financial reporting and related amendments is provided in Note 3 – Recent accounting pronouncements to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Recent accounting pronouncements of the Company's 2022 Annual MD&A.

Other recently issued ASUs required to be applied on or after September 30, 2023 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

16 CN | 2023 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
3 – Revenues

The following table provides disaggregated information for revenues for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Freight revenues
Petroleum and chemicals	$758	$850	$2,334	$2,435
Metals and minerals	515	539	1,541	1,411
Forest products	466	550	1,457	1,489
Coal	242	258	768	702
Grain and fertilizers	722	621	2,271	1,829
Intermodal	880	1,340	2,875	3,722
Automotive	237	208	687	581
Total freight revenues	3,820	4,366	11,933	12,169
Other revenues	167	147	424	396
Total revenues (1)	$3,987	$4,513	$12,357	$12,565

Revenues by geographic area
Canada	$2,728	$3,078	$8,450	$8,524
United States (U.S.)	1,259	1,435	3,907	4,041
Total revenues (1)	$3,987	$4,513	$12,357	$12,565
(1)As at September 30, 2023, the Company had remaining performance obligations related to freight in-transit, for which revenues of $89 million ($115 million as at September 30, 2022) are expected to be recognized in the next period.

Contract liabilities
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Beginning balance	$41	$17	$28	$74
Revenue recognized included in the beginning balance	(11)	(14)	(12)	(74)
Increase due to consideration received, net of revenue recognized	18	11	32	14
Ending balance	$48	$14	$48	$14
Current portion - Ending balance	$10	$12	$10	$12

CN | 2023 Quarterly Review – Third Quarter 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
4 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Additional information relating to the retirement benefit plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2022 Annual Consolidated Financial Statements.

The following table provides the components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30				Nine months ended September 30
	Pensions		Other postretirement benefits		Pensions		Other postretirement benefits
In millions	2023	2022	2023	2022	2023	2022	2023	2022
Current service cost	$21	$40	$1	$—	$62	$119	$1	$1
Other components of net periodic benefit income:
Interest cost	175	116	1	2	527	350	5	4
Expected return on plan assets	(297)	(283)	—	—	(890)	(849)	—	—
Amortization of prior service credit	—	—	(1)	(1)	—	—	(3)	(1)
Amortization of net actuarial loss (gain)	2	42	(1)	(1)	5	125	(4)	(3)
Total Other components of net periodic benefit income	(120)	(125)	(1)	—	(358)	(374)	(2)	—
Net periodic benefit cost (income) (1)	$(99)	$(85)	$—	$—	$(296)	$(255)	$(1)	$1
(1)In the second quarters of 2023 and 2022, the Company revised its estimate of full year net periodic benefit cost (income) for pensions to reflect updated plan demographic information and the resulting impacts were not significant.

Pension contributions
Pension contributions for the nine months ended September 30, 2023 and 2022 were $38 million and $57 million, respectively. The contributions for the nine months ended September 30, 2022 primarily represent contributions to the CN Pension Plan for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. For the nine months ended September 30, 2023, based on the results of the December 31, 2022 funding valuations, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the CN Pension Plan. For all of 2023, the Company expects to make total cash contributions of approximately $50 million for all of the Company's pension plans.

5 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2023	2022	2023	2022
Net income	$1,108	$1,455	$3,495	$3,698
Weighted-average basic shares outstanding	654.3	682.3	661.4	690.2
Dilutive effect of stock-based compensation	1.3	2.0	1.5	1.9
Weighted-average diluted shares outstanding	655.6	684.3	662.9	692.1
Basic earnings per share	$1.69	$2.13	$5.28	$5.36
Diluted earnings per share	$1.69	$2.13	$5.27	$5.34
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options	1.0	0.6	1.0	0.6
Performance share units	0.6	0.2	0.5	0.2

18 CN | 2023 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
6 – Financing activities

For details on the Company's available financing sources, see Note 16 – Debt to the Company's 2022 Annual Consolidated Financial Statements. For the nine months ended September 30, 2023, the following changes occurred:

Shelf prospectus and registration statement
As at September 30, 2023, the remaining capacity of the shelf prospectus and registration statement, filed on May 4, 2022, was $2.3 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Notes and debentures
For the nine months ended September 30, 2023, the Company issued and repaid the following:
•On May 10, 2023, issuance of $550 million 4.15% Notes due 2030, $400 million 4.40% Notes due 2033 and $800 million 4.70% Notes due 2053 in the Canadian capital markets, which resulted in total net proceeds of $1,730 million; and
•On May 15, 2023, repayment of US$150 million ($203 million) 7.63% Notes due 2023 upon maturity.

For the nine months ended September 30, 2022, the Company issued the following:
•On August 5, 2022, issuance of US$800 million ($1,028 million) 3.85% Notes due 2032 and US$700 million ($900 million) 4.40% Notes due 2052, in the U.S. capital markets, which resulted in total net proceeds of $1,901 million.

Revolving credit facilities
On March 17, 2023, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion now maturing on March 31, 2026 and March 31, 2028. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2025. The credit facilities were also amended to include fallback language that addresses the cessation of Canadian Dollar Offered Rate (CDOR) and adoption of Canadian Overnight Repo Rate Average (CORRA). Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as of September 30, 2023.

As at September 30, 2023 and December 31, 2022, the Company had no outstanding borrowings under these revolving credit facilities and there were no draws during the nine months ended September 30, 2023.

Equipment loans
On March 31, 2023, the Company amended its non-revolving term loan facility to transition from LIBOR to SOFR. The facility will now bear interest at SOFR and CDOR plus a margin for U.S. dollar denominated and Canadian dollar denominated borrowings, respectively. The facility now includes fallback language that addresses the cessation of CDOR and adoption of CORRA.

As at September 30, 2023 and December 31, 2022, the Company had outstanding borrowings of US$519 million ($704 million) and US$542 million ($734 million), respectively, at a weighted-average interest rate of 6.10% and 5.22%, respectively. The Company repaid US$23 million ($31 million) on its equipment loans during the first nine months of 2023.

On March 31, 2023, the Company entered into new loan supplements to the existing agreement for an additional principal amount of US$304 million, which is available to be drawn through March 31, 2024. Term loans made under these loan supplements have a tenor of 15 years, bear interest at SOFR and CDOR plus a margin, are repayable in equal quarterly installments and are secured by rolling stock. As at September 30, 2023, the Company had no outstanding borrowings under this loan supplement.

Commercial paper
As at September 30, 2023 and December 31, 2022, the Company had total commercial paper borrowings of US$1,644 million ($2,231 million) and US$594 million ($805 million), respectively, at a weighted-average interest rate of 5.51% and 4.27%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

CN | 2023 Quarterly Review – Third Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Commercial paper with maturities less than 90 days
Issuance	$4,077	$2,364	$10,123	$7,867
Repayment	(3,341)	(3,716)	(9,581)	(7,770)
Change in commercial paper with maturities less than 90 days, net	$736	$(1,352)	$542	$97
Commercial paper with maturities of 90 days or greater
Issuance	$762	$12	$1,768	$439
Repayment	(425)	(405)	(998)	(575)
Change in commercial paper with maturities of 90 days or greater, net	$337	$(393)	$770	$(136)
Change in commercial paper, net	$1,073	$(1,745)	$1,312	$(39)
Bilateral letter of credit facilities
On March 17, 2023, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2026.

As at September 30, 2023, the Company had outstanding letters of credit of $341 million ($396 million as at December 31, 2022) under the committed facilities from a total available amount of $363 million ($470 million as at December 31, 2022) and $152 million ($100 million as at December 31, 2022) under the uncommitted facilities.

As at September 30, 2023, included in Restricted cash and cash equivalents was $341 million ($397 million as at December 31, 2022) and $100 million ($100 million as at December 31, 2022) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively, and $10 million held in escrow as at September 30, 2023 ($9 million as at December 31, 2022).

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2023 and January 31, 2024. As at September 30, 2023, the Company had repurchased 19.3 million common shares for $3,029 million under its current NCIB.

The Company repurchased 31.9 million common shares under its previous NCIB effective between February 1, 2022 and January 31, 2023, which allowed for the repurchase of up to 42.0 million common shares.

The following table provides the information related to the share repurchases for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2023	2022	2023	2022
Number of common shares repurchased	7.7	7.6	21.8	23.6
Weighted-average price per share (1)	$153.92	$155.29	$157.41	$154.38
Amount of repurchase (1)(2)	$1,196	$1,178	$3,438	$3,644
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

20 CN | 2023 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
7 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided in Note 20 – Stock-based compensation to the Company's 2022 Annual Consolidated Financial Statements.

The following table provides the Company’s total stock-based compensation expense for awards under all employee plans, as well as the related tax benefit and excess tax benefit recognized in income, for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30		Nine months ended September 30
In millions	2023	2022	2023	2022
Share Units Plan (1)	$3	$7	$25	$26
Voluntary Incentive Deferral Plan (VIDP) (2)	—	1	—	1
Stock option awards	3	2	9	7
Employee Share Investment Plan (ESIP)	6	5	19	17
Total stock-based compensation expense	$12	$15	$53	$51
Income tax impacts of stock-based compensation
Tax benefit recognized in income	$3	$4	$13	$13
Excess tax benefit recognized in income	$—	$1	$10	$13
(1)Performance share unit (PSU) awards are granted under the Share Units Plan and are comprised of awards which are settled based on a level of attainment of a target return on invested capital (ROIC) and total shareholder return (TSR).
(2)Deferred share unit (DSU) awards are granted under the Voluntary Incentive Deferral Plan.

Share Units Plan
The following table provides a summary of the activity related to PSU awards for the nine months ended September 30, 2023:

	PSUs-ROIC (1)		PSUs-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2022	0.7	$73.21	0.4	$160.40
Granted	0.2	$89.40	0.1	$174.11
Settled (3)	(0.2)	$74.02	(0.1)	$153.22
Forfeited	—	$80.51	—	$168.05
Outstanding at September 30, 2023	0.7	$78.77	0.4	$167.78
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2023 of $23 million is calculated using a lattice-based valuation model. As at September 30, 2023, total unrecognized compensation cost related to all outstanding awards was $14 million and is expected to be recognized over a weighted-average period of 1.8 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2023 of $23 million is calculated using a Monte Carlo simulation model. As at September 30, 2023, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 1.9 years.
(3)Equity settled PSUs-ROIC granted in 2020 met the minimum share price condition for settlement and attained a performance vesting factor of 120%. Equity settled PSUs-TSR granted in 2020 attained a performance vesting factor of 162%. In the first quarter of 2023, these awards were settled, net of the remittance of the participants' withholding tax obligation of $35 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

CN | 2023 Quarterly Review – Third Quarter 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Voluntary Incentive Deferral Plan
The following table provides a summary of the activity related to equity settled DSU awards for the nine months ended September 30, 2023:

	DSUs (1)
	Units	Weighted-average grant date fair value
	In millions
Outstanding at December 31, 2022	0.3	$106.60
Granted	—	$157.22
Settled (2)	—	$122.29
Outstanding at September 30, 2023 (3)	0.3	$112.19
(1)The grant date fair value of equity settled DSUs granted in 2023 of $6 million is calculated using the Company's stock price on the grant date. As at September 30, 2023, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $49 million.
(2)For the nine months ended September 30, 2023, the Company purchased common shares for the settlement of equity settled DSUs, net of the remittance of the participants' withholding tax obligation of $3 million.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period have not been quantified as they relate to a minimal number of units.

As at September 30, 2023 the liability for cash settled DSUs was $5 million based on a closing stock price of $147.09 ($7 million based on a closing stock price of $160.84 as at December 31, 2022).

Stock option awards
The following table provides the activity of stock option awards for options outstanding and the weighted-average exercise price for the nine months ended September 30, 2023:

	Options outstanding
	Number of options	Weighted-average exercise price
	In millions
Outstanding at December 31, 2022 (1)	3.3	$119.08
Granted (2)	0.5	$157.91
Exercised	(0.3)	$100.00
Forfeited	—	$149.52
Outstanding at September 30, 2023 (1)(2)(3)	3.5	$127.23
Exercisable at September 30, 2023 (1)(3)	2.0	$109.62
(1)Stock options with a US dollar exercise price have been translated into Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2023 of $19 million ($32.93 per option) is calculated using the Black-Scholes option-pricing model. As at September 30, 2023, total unrecognized compensation cost related to all outstanding awards was $23 million and is expected to be recognized over a weighted-average period of 3.6 years.
(3)The weighted-average term to expiration of options outstanding was 6.3 years and the weighted-average term to expiration of exercisable stock options was 4.8 years. As at September 30, 2023, the aggregate intrinsic value of in-the-money stock options outstanding amounted to $82 million and the aggregate intrinsic value of stock options exercisable amounted to $75 million.

Employee Share Investment Plan
The following table provides a summary of the activity related to the ESIP for the nine months ended September 30, 2023:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions at December 31, 2022	0.1	$154.12
Company contributions	0.2	$157.89
Forfeited	—	$158.39
Vested (1)	(0.1)	$154.05
Unvested contributions at September 30, 2023 (2)	0.2	$158.07
(1)As at September 30, 2023, total fair value of units purchased with Company contributions that vested in 2023 was $17 million.
(2)As at September 30, 2023, total unrecognized compensation cost related to all outstanding awards was $16 million and is expected to be recognized over the next twelve months.

22 CN | 2023 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
8 – Accumulated other comprehensive loss

The following tables present the changes in Accumulated other comprehensive loss by component for the three and nine months ended September 30, 2023 and 2022:

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at June 30, 2023	$(157)	$(2,671)	$21	$(2,807)	$728	$(2,079)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	364			364	—	364
Translation of US dollar debt (3)	(275)			(275)	36	(239)
Derivative instruments (4)			59	59	(15)	44
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of prior service credit (5)		(1)		(1)	—	(1)
Amortization of net actuarial loss (5)		1		1	—	1
Other comprehensive income	89	—	59	148	21	169
Balance at September 30, 2023	$(68)	$(2,671)	$80	$(2,659)	$749	$(1,910)

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2022	$(70)	$(2,669)	$3	$(2,736)	$767	$(1,969)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	17			17	—	17
Translation of US dollar debt (3)	(15)			(15)	1	(14)
Derivative instruments (4)			77	77	(19)	58
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of prior service credit (5)		(3)		(3)	—	(3)
Amortization of net actuarial loss (5)		1		1	—	1
Other comprehensive income (loss)	2	(2)	77	77	(18)	59
Balance at September 30, 2023	$(68)	$(2,671)	$80	$(2,659)	$749	$(1,910)
Footnotes to the tables follow on the next page.

CN | 2023 Quarterly Review – Third Quarter 23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at June 30, 2022	$(335)	$(2,310)	$30	$(2,615)	$596	$(2,019)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	1,113			1,113	—	1,113
Translation of US dollar debt (3)	(747)			(747)	98	(649)
Derivative Instruments (4)			(27)	(27)	6	(21)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of prior service credit (5)		(1)		(1)	—	(1)
Amortization of net actuarial loss (5)		41		41	(10)	31
Other comprehensive income (loss)	366	40	(27)	379	94	473
Balance at September 30, 2022	$31	$(2,270)	$3	$(2,236)	$690	$(1,546)

In millions	Foreign currency translation	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) (1)	Total net of tax
Balance at December 31, 2021	$(436)	$(2,419)	$5	$(2,850)	$609	$(2,241)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (2)	1,385			1,385	—	1,385
Translation of US dollar debt (3)	(918)			(918)	120	(798)
Derivative Instruments (4)			(2)	(2)	—	(2)
Actuarial gain arising during the period (6)		7		7	(2)	5
Prior service credit arising during the period (6)		21		21	(5)	16
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of prior service credit (5)		(1)		(1)	—	(1)
Amortization of net actuarial loss (5)		122		122	(32)	90
Other comprehensive income (loss)	467	149	(2)	614	81	695
Balance at September 30, 2022	$31	$(2,270)	$3	$(2,236)	$690	$(1,546)
(1)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(2)Foreign exchange gains or losses on translation of net investment in foreign operations.
(3)Foreign exchange gains or losses on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(4)Treasury locks gains or losses on Derivative instruments. See Note 10 – Financial instruments for additional information.
(5)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 4 – Pensions and other postretirement benefits for additional information.
(6)Amendments to the postretirement medical benefits plans in the U.S. resulted in a prior service credit and an actuarial gain. See Note 18 - Pensions and other postretirement benefits to the Company's 2022 Annual Consolidated Financial Statements.

24 CN | 2023 Quarterly Review – Third Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
9 – Major commitments and contingencies

Purchase commitments
As at September 30, 2023, the Company had fixed and variable commitments to purchase locomotives, information technology services and licenses, engineering services, railroad cars, wheels, rail, rail ties as well as other equipment and services with a total estimated cost of $2,473 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

As at September 30, 2023, the Company had aggregate reserves for personal injury and other claims of $297 million, of which $43 million was recorded as a current liability ($296 million as at December 31, 2022, of which $45 million was recorded as a current liability).

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending as at September 30, 2023, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable. Additional information relating to the Company's environmental matters is provided in Note 22 – Major commitments and contingencies to the Company's 2022 Annual Consolidated Financial Statements.

As at September 30, 2023, the Company had aggregate accruals for environmental costs of $58 million, of which $41 million was recorded as a current liability ($59 million as at December 31, 2022, of which $41 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2023 will be paid out over the next five years. Based on the information currently available, the Company considers its accruals to be adequate.

Guarantees and indemnifications
A description of the Company's guarantees and indemnifications is provided in Note 22 – Major commitments and contingencies to the Company's 2022 Annual Consolidated Financial Statements.

As at September 30, 2023, the Company had outstanding letters of credit of $341 million ($396 million as at December 31, 2022) under the committed bilateral letter of credit facilities and $152 million ($100 million as at December 31, 2022) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $163 million ($171 million as at December 31, 2022), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at September 30, 2023, the maximum potential liability under these guarantee instruments was $656 million ($667 million as at December 31, 2022), of which $611 million ($625 million as at December 31, 2022) related to other employee benefit liabilities and workers' compensation and $45 million ($42 million as at December 31, 2022) related to other liabilities. The guarantee instruments expire at various dates between 2023 and 2025.

As at September 30, 2023, the Company had not recorded a liability with respect to guarantees and indemnifications as the Company did not expect to make any payments under its guarantees and indemnifications.

CN | 2023 Quarterly Review – Third Quarter 25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
10 – Financial instruments

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
As at September 30, 2023, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,247 million (US$1,311 million as at December 31, 2022). These outstanding contracts are at a weighted-average exchange rate of $1.34 per US$1.00 ($1.33 per US$1.00 as at December 31, 2022) with exchange rates ranging from $1.31 to $1.36 per US$1.00 ($1.29 to $1.37 per US$1.00 as at December 31, 2022). The weighted-average term of the contracts is 79 days (157 days as at December 31, 2022) with terms ranging from 27 days to 178 days (29 days to 300 days as at December 31, 2022). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three and nine months ended September 30, 2023, the Company recorded gains of $50 million and $23 million, respectively, related to foreign exchange forward contracts compared to gains of $137 million and $173 million, respectively, for the same periods in 2022.

As at September 30, 2023, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $20 million and $1 million, respectively ($33 million and $4 million, respectively, as at December 31, 2022).

Interest rate risk
As at September 30, 2023, the aggregate notional amount of treasury lock agreements entered into was US$450 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2023. The treasury locks are designated as cash flow hedging instruments. The cumulative gains or losses of the treasury locks are recorded in Accumulated other comprehensive loss in derivative instruments. The treasury locks will be settled in 2023 upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive loss will be amortized in earnings as a reduction or increase of interest expense over the term of the corresponding debt.

As at September 30, 2023, the fair value of outstanding treasury lock agreements included in Other current assets and Accounts payable and other was $77 million and $nil, respectively ($nil and $nil, respectively, as at December 31, 2022).

In conjunction with the August 5, 2022 debt issuance, CN settled a notional US$675 million ($868 million) of treasury locks, resulting in a cumulative loss of $2 million. This loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income.

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk and interest rate risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at September 30, 2023, the Company's debt, excluding finance leases, had a carrying amount of $18,356 million ($15,419 million as at December 31, 2022) and a fair value of $16,400 million ($14,137 million as at December 31, 2022). The carrying amount of debt excluding finance leases exceeded the fair value due to market rates being higher than the stated coupon rates.
26 CN | 2023 Quarterly Review – Third Quarter